

Vishva Somaya · 3rd in



Co-Founder/CTO at Unwrinkly

New York, New York · 448 connections · Contact info



Unwrinkly

The University of Te: Austin

Experience



Co-Founder

Unwrinkly

Jan 2019 – Present · 1 yr 7 mos

Greater New York City Area

On a mission to make clothing care, from laundry and dry cleaning to ironing and steaming, affordable, convenient, and effortless all the time for everyone.

Platinum Rated Alchemist Accelerator 2019 - https://alchemistaccelerator.com/
Futureworks Fellow 2019 - https://futureworks.nyc/

https://unwrinkly.com



Repair Process Engineer

Pratt & Whitney

Jan 2018 – Jan 2019 · 1 yr 1 mo

Prepared repair facility for arrival of new components by creating process matrices, writing repair instructions, and designing tooling. Reduced process repair time from 30 minutes to 6 minutes by optimizing Robodrill program leading to cost savings of $200,000 per year.

...see mor



Process Engineering Intern

Pratt & Whitney

Jun 2017 – Aug 2017 · 3 mos

Dallas/Fort Worth Area

Tested new braze application process to withstand increased engine run temperature. Performed new furnace melt cycles to increase re-melt properties of braze. Analyzed 70 part samples for airfoil cooling hole repair, with respect to braze flow and melt properties. Found preferred braze mixtures regarding crack repair, hole fill, and dimensional restoratio ...see mor



President

Beta Chi Theta National Fraternity, Inc.

May 2016 – May 2017 · 1 yr 1 mo

Austin, Texas Area

Conducted Alumni outreach program to create stronger connections between members. Restructured budget to improve financial stability. Led operations to streamline recruitment an coordinated participation to maximize outreach by analyzing competitive market



Quality Engineering Intern

Pratt & Whitney

Jun 2016 – Aug 2016 · 3 mos

Dallas/Fort Worth Area

Certified low pressure turbine blade repair processes per FAA and company regulations. Updated welder certification instructions for new robust welder certification test. Improved pai approval database to simplify repair renewal timeline and prevent expiration of approved repairs.

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Education



The University of Texas at Austin

Bachelor's degree, Aerospace, Aeronautical and Astronautical Engineering

2013 – 2017



